Exhibit 11.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Preliminary Offering Circular of TerraCycle US Inc. and Subsidiaries of our report dated May 9, 2018, relating to the consolidated financial statements of TerraCycle US Inc. and Subsidiaries for the year ended December 31, 2017.

/s/ RSM US LLP

Philadelphia, Pennsylvania

December 3, 2018